

PRESS RELEASE

GOLDCORP DECLARES TWELFTH MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

Toronto, November 22, 2004 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its twelfth regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Wednesday, December 1, 2004 will be entitled to receive payment of this dividend on Friday, December 17, 2004, with this dividend, Goldcorp will have made twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com